EQV Ventures Acquisition Corp.

1090 Center Drive

Park City, UT 84098

August 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ameen Hamady, Kristina Marrone, Kibum Park and Ruairi Regan

Re:	EQV Ventures Acquisition Corp.
Registration Statement on Form S-1
File No. 333-280048 Withdrawal of Acceleration Request

Ladies and Gentlemen:

EQV Ventures Acquisition Corp. (the “Company”) hereby withdraws its request to accelerate the effectiveness of the above-referenced Registration Statement submitted by letter dated August 2, 2024. The Company will file a separate request for the acceleration of the effectiveness of the Registration Statement at a future date and time.

Please contact Julian Seiguer, P.C., of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3334, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Tyson Taylor
Tyson Taylor President and Chief Financial Officer